oerlikon

Section

DEC 01 2008

Washington, DC
106

082-34643

Rule 12g3-2(b) File No. ~~82-5190~~

[redacted]

08006108

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date November 26, 2008
Contact Martina C. Erni

SUPPL

Unaxis Holding
~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

Martina Erni

Corporate Communications

Enclosure

- **Oerlikon sells Optics business at Golden, Colorado (USA)**

PROCESSED

DEC 09 2008

THOMSON REUTERS

12/18

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

oerlikon

Media release

Rule 12g3-2(b) File No. 82-5190

Oerlikon sells Optics business at Golden, Colorado (USA)

Pfäffikon SZ, November 26, 2008 – OC Oerlikon is selling its Oerlikon Optics business unit in Golden, Colorado, USA, to Ocean Optics Inc., an affiliated company of Halma plc, London. The transaction closed on November 24, 2008. Dr Uwe Krüger, CEO of OC Oerlikon, said: "This is a further step in streamlining our portfolio and delivering on our promises. In view of its size and focus on niche markets, the optical coating business no longer fits into the OC Oerlikon business strategy".

OC Oerlikon is thus following up on its commitment to sell the Optics unit. Oerlikon Optics is a leading global provider of custom optical components and subassemblies. The Golden-based optical coating business, including relevant technical plant and equipment, customer and supplier relationships, will be transferred to Ocean Optics. The transferred business posted annual sales in the region of more than CHF 10 million.

Oerlikon previously announced the sale of the Optics business based in Balzers (Lichtenstein) to a management-led group. Discussions with respect to the remaining Optics business in Shanghai (China) remain ongoing.

For further information, please contact:

Burkhard Böndel
Corporate Communications
Phone +41 58 360 96 02
Fax +41 58 360 91 93
pr@oerlikon.com
www.oerlikon.com

Frank Heffter
Corporate Investor Relations
Phone +41 58 360 96 22
Fax +41 58 360 91 93
ir@oerlikon.com
www.oerlikon.com

END

About Oerlikon

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film solar and thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,500 at 170 locations in 35 different countries. The company's sales amounted to CHF 5.6 billion in 2007 and it ranks either first or second in the respective global markets.